
PROJECT | M
2020
CONFIDENTIAL

PROJECT | M - THE MISSION

CONTENT
+
AUDIENCE
=
COMMERCE

Bold Genre-Leading Brands, Premium Content, and Passionate Fans.
We Connect Audiences with Content to Create Commerce.

PROJECT | M - ECOMMERCE REVENUE



ECOMMERCE REVENUE (6M AVG)
$550,000
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20

In 2020, Project M has driven explosive ecommerce growth via new store and product introductions

- 2020 Key Sales Statistics
  - YTD Consolidated +97% y/y
  - Oct Consolidated +247% y/y
  - YTD Revolver +91% y/y
  - Oct Revolver +1042% y/y

PROJECT | M - MARKET OPPORTUNITY

GENRE

	ROCK / METAL	TATTOOING
GLOBAL AUDIENCE	150 MILLION +	200 MILLION +
GLOBAL SPEND	$5 BILLION +	$15 BILLION +
GROWTH RATE	+10%	+20%

PROJECT | M - OVERVIEW

AUDIENCE

GENRE

BRANDS

ROCK / METAL

REVOLVER

The HARD Times

TATTOOING

Inked

LEGACY REVENUES —> ADVERTISING (15%)

OPPORTUNITY —> ECOMMERCE (85%)

OPPORTUNITIES

MERCH
- Licensed
- Branded

EVENTS
- Revolver Awards
- Inked Model Contest

CONTENT
- Documentaries
- TV Series

PHYSICAL
- Affiliate Tattoo Shops
- Inked Tattoo Shops

PROJECT | M

REVOLVER + Inked + The HARD Times

CULTURE. STYLE. ART.

- #1 Brands in Genres
- Large Audience:
  - 5M+ Monthly Uniques
  - 40M+ Facebook
  - 500K+ Twitter
  - 4.8M+ Instagram
  - 1M+ YouTube
  - 500K+ Email
- Diversified Revenues:
  - $6M E-commerce
  - $1.5M Publishing
  - ➡ $7.5M+ Revenues

INKED

- #1 Tattoo Brand
  - ✳ 2.5M+ monthly unique audience
  - ✳ 40M+ social media followers
  - ✳ 300K+ email subscribers
  - ✳ $6M+ annual revenues
  - ✳ 60%/40% male/female audience


Inked
CULTURE. STYLE. ART.
AMERICA'S MOST
WANTED
POST MALONE
070495

REVOLVER

- #1 Heavy Music Brand
  - ✳ 1.2M+ monthly unique audience
  - ✳ 1.5M+ social media followers
  - ✳ 125K+ email subscribers
  - ✳ $1M+ annual revenues
  - ✳ 75%/25% male/female audience


REVOLVER
ISSUE 141
G H O S T
Spirit Adrift // Underoath // War On Women // Run the Jewels // Icelandic Black Metal
Code Orange on Pantera // Yob // The Fever 333 // Lucifer // Devils Lettuce // Lace

THE HARD TIMES

- #1 Music Comedy Brand
  - 2.5M+ monthly unique audience
  - 900K+ social media followers
  - $500K+ annual revenues
  - 80%/20% male/female audience


The
HARD
Times
THE FIRST 40 YEARS
A HISTORY OF PUNK AND HARDCORE AS REPORTED BY THE SCENE'S MOST SCRUPULOUS INVESTIGATORS
THE WRITERS AT THEHARDTIMES.NET

PROJECT | M - AUDIENCE = 56 MILLION FANS

	REVOLVER	Inked	The HARD Times		PROJECT M
WEB	1M	1.5M	2.5M	=	5M
FACEBOOK	936K	43M	383K	=	44.3M
INSTAGRAM	162K	4.2M	446K	=	4.8M
YOUTUBE	104K	1M	4K	=	1.1M
TWITTER	324K	115K	99K	=	538K
EMAIL	125K	300K	10.5K	=	435K

PROJECT | M - TEAM



Enrique Abeyta: CEO & Co-Founder

- 25+ year history as technology and media investor
- Launched three successful start-up companies
- Raised $2bb+ in investment assets from global investors



Brandon Geist: Chief Content Officer & Co-Founder

- Rolling Stone - Editorial Director Digital for #1 music site in the world
- Revolver - Editor In Chief for #1 hard rock & metal magazine in the world



Alvaro Gomez: Head of Digital

- Complex Networks - SVP Ad Operations and architected build of Complex ad network
- Martha Stewart Living Omnimedia and Interactive One - SVP responsible for audience and revenue strategies building ad network for both brands



Tony Bruno: Head of Music Ecommerce

- 30 year history as music executive at Sony, Razor & Tie, WEA, etc.
- General Manager RED Distribution managing 200 person team

PROJECT | M - TEAM



Edmund Sullivan: Chief Financial Officer

- 15+ years experience in media and healthcare investing
- Private investor in multiple startups, serves on multiple boards of directors
- $100mm+ combined capital raised



James Welch: Chief Operating Officer & Co-Founder

- 10+ years digital/social NYC ad agency veteran
- Led large multi-disciplinary teams on global accounts like Samsung, General Motors, Reebok



Ian Sami Hajar: Creative Director (Inked)

- Former Publisher/Creative Director for YRB Magazine
- Award winning photographer



Jimmy Hubbard: Creative Director (Revolver)

- Photographer, director, producer and photo editor specializing in music and lifestyle
- 15+ years music industry veteran, direct relationships with hundreds of leading artists

PROJECT | M - TIMELINE

H1 2017
- Acquired First Media Brand - REVOLVER - from New Bay Media
- Commenced Operations: Offices, 8 FTE's, HR, Finance, Etc.

H2 2017
- Completed Redesign and Rebuild of Digital and Print / Relaunched Digital and Print
- Closed 1st Phase of Funding - $2.5M

H1 2018
- Initiated Joint Venture with Largest Global Tattoo Brand - Inked Magazine

H2 2018
- Initial Launch of E-commerce Strategy
- Closed 2nd Phase of Initial Funding - $2.5M

H1 2019
- Initial Launch of Licensed Merchandise in E-commerce

H2 2019
- Secured $1M Bridge Financing

H1 2020
- Closed $1M Funding Round
- Acquired INKED Magazine
- Acquired The Hard Times



OUR INFLUENCERS:
TATTOO & Metal Fans Are Everywhere

- ACTORS
- MUSICIANS
- ATHLETES
- CELEBRITIES



STRATEGIC PLAN

H2 - 2020

- ✓ CONSOLIDATE INKED OPERATIONS
- ✓ COMPLETE $2M GROWTH FINANCING
- ✓ POTENTIAL ACQUISITION

H1 - 2021

- ✓ LAUNCH FIRST ECOMMERCE PARTNERS
- ✓ LAUNCH MEMBERSHIP TIERS
- ✓ POTENTIAL ACQUISITION

H2 - 2021

- ✓ ORGANIC GROWTH
- ✓ ADDITIONAL ACQUISITIONS

PROJECT | M - FINANCING

TARGET

$1M REG CF*

$22.5M PRE-MONEY

- $7.5M Revenues, $500K EBIT, 70% y/y Growth
- Pay Down Debt and Acquisition Costs
- Invest in Growth
- Working Capital

*We are raising $2mm via Reg D and up to $1.07mm in Reg CF

PROJECT | M

\m/

THANK YOU

Please Contact Us For Additional Information: invest@projectm.net